                       AMERICAN INTERNATIONAL GROUP, INC.
                                 70 PINE STREET
                               NEW YORK, NY 10270



      KATHLEEN E. SHANNON                                      TEL: 212-770-5123
SENIOR VICE PRESIDENT, SECRETARY                               FAX: 212-785-1584
  AND DEPUTY GENERAL COUNSEL                            KATHLEEN.SHANNON@AIG.COM


                                                                     May 2, 2006

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549


By Facsimile


Re:   American International Group, Inc. --
      Form S-1 Registration Statement filed March 17, 2006
      (File No. 333-132561)

      Form 10-K for the year ended December 31, 2005
      (File No. 1-8787)


Dear Sirs:

          As noted in American International Group, Inc.'s response letter, dated April 24, 2006, the questions and comments in your letter dated April 12, 2006, we are providing a response to your Question 7 by this supplemental letter. The attached repeats your question in bold-faced type and sets forth the disclosure that AIG proposes to include in its amendment to the above referenced Registration Statement on Form S-1.

          Thank you again for your consideration of our responses. We look forward to speaking to you tomorrow. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.


                                                         Very truly yours,
                                                         /s/ Kathleen E. Shannon
                                                         Kathleen E. Shannon

(Attachment)
cc:  Mark Brunhofer
     John Krug
     Kevin Woody
     (Securities and Exchange Commission)

     Ann Bailen Fisher
     Robert W. Reeder
     Robert S. Risoleo
     (Sullivan & Cromwell LLP)

                                                                      ATTACHMENT


7. PLEASE DISCLOSE THE EXTENT TO WHICH YOUR CONTRACTS ALLOW CLIENTS TO TERMINATE IF YOUR RATINGS ARE DOWNGRADED BY ONE OR MORE RATING AGENCIES. THE DISCUSSION SHOULD INDICATE THE ROUGH PERCENTAGE OF YOUR CONTRACTS THAT INCLUDE SUCH PROVISIONS AND THE LEVEL TO WHICH THE RATINGS MUST FALL BEFORE THE CUSTOMER IS PERMITTED TO CANCEL THE CONTRACT.

Ratings downgrades could also trigger the application of termination provisions in certain of AIG's contracts, principally agreements entered into by AIGFP and assumed reinsurance contracts entered into by Transatlantic.

Certain municipal guaranteed investment agreements and master swap agreements entered into by AIGFP contain termination provisions based on ratings, which, at specified ratings levels, would give AIGFP's counterparties the right to require repayment (in the case of guaranteed investment agreements) or termination (in the case of master swap agreements). Approximately 42 percent of AIGFP's municipal guaranteed investment agreements outstanding at December 31, 2005 included credit rating termination provisions, of which approximately 89 percent would not be triggered until a downgrade from AIG's current ratings of Aa2 by Moody's and AA by S&P, to Baa1 or below by Moody's or to BBB+ or below by S&P (five rating notches or two levels below the current ratings). Approximately 37 percent of the master swap agreements outstanding between AIGFP and counterparties with which AIGFP has outstanding transactions at December 31, 2005 included a mutual credit rating termination provision, of which approximately 56 percent would not be triggered until a ratings downgrade of AIG to the ratings described above.

The effect on AIGFP's liquidity of termination provisions in municipal guaranteed investment agreements and master swap agreements would be influenced by a number of factors. The liquidity effect from the termination of any such agreement would be offset to the extent AIGFP had previously posted collateral to secure its obligations under the terminated agreement (as such collateral would be released upon AIGFP's making the termination payment); AIGFP is often required to post collateral under both guaranteed investment agreements and master swap agreements before AIG's credit ratings reach levels that would permit termination of such agreements. In the case of a terminated master swap agreement, whether AIGFP would be required to make a termination payment, and the amount of such payment, if any, would depend on the market value of the transactions under the agreement at the time of termination. Such values change continually with changes in various market levels (e.g., interest rates).

With respect to reinsurance contracts entered into by Transatlantic, approximately 28 percent of the in-force contracts at December 31, 2005 contained clauses that permitted the ceding company to cancel the contract upon a ratings downgrade. The cancellation clauses would not be triggered until a downgrade of Transatlantic's financial strength ratings (currently rated AA- by S&P and A+ under review with negative implications by A.M. Best) below A- by S&P or A.M. Best.